Exhibit 99.149

CONSENT OF CHRISTOPHER MORETON

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, USA” dated June 24, 2009 (the “EZ1 and EZ2 2009 Technical Report”), (2) the technical report entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” dated June 27, 2012 (the “EZ1 and EZ2 2012 Technical Report”), (3) the Management Information Circular of the Company dated May 28, 2012, which includes reference to my name in connection with information relating to the EZ1 and EZ2 2009 Technical Report, and the properties described therein, and (4) the Annual Information Form of the Company dated December 20, 2012, which includes reference to my name in connection with information relating to the EZ1 and EZ2 2012 Technical Report, and the properties described therein.

/s/ Christopher Moreton
Christopher Moreton, Ph.D., P.Geo.

Date: November 15, 2013